EXHIBIT 99.2
                                                                    ------------


                                [GRAPHIC OMITTED]

                            [LOGO WESTERN OIL SANDS]


             WESTERN OIL SANDS RELEASES SECOND QUARTER 2004 RESULTS
             ------------------------------------------------------

CALGARY July 28, 2004 - Western Oil Sands Inc. ("Western") is pleased to present its second quarter 2004 results and to provide an operational update for the Athabasca Oil Sands Project (the "Project" or the "AOSP"). In the three months ended June 30, 2004, Western generated net revenues of $93.3 million and cash flow from operations of $19.4 million ($0.36 per share) and in the six months ended June 30, 2004, net revenues of $176.0 million and cash flow from operations of $28.4 million ($0.54 per share). EBITDA was $35.5 million in the second quarter of 2004, and $61.2 million for the six months ended June 30, 2004. Excluding the impact of Western's risk management activities EBITDA was $62.8 million for the second quarter of 2004 and $105.9 million for the first six months of 2004.

HIGHLIGHTS
--------------------------------------------------------------------------------------------------------------------------
                                                                             2004                    2003
                                                    ----------------------------------------------------------------------
                                                                                                    THREE
                                                                                   SIX MONTHS       MONTHS      SIX MONTHS
                                                        THREE MONTHS ENDED,           ENDED         ENDED,         ENDED
                                                    ----------------------------------------------------------------------
                                                       JUNE 30        MARCH 31       JUNE 30     JUNE 30 (9)    JUNE 30 (9)
--------------------------------------------------------------------------------------------------------------------------
OPERATING DATA (BBLS/D)
      Bitumen Production                                  28,400         27,197        27,798        16,957        16,957
      Synthetic Crude Sales                               35,661         35,786        35,723        18,612        18,612

FINANCIAL DATA ($ THOUSANDS, EXCEPT AS INDICATED)
      Net Revenue                                         93,275         82,684       175,959        16,155        16,155
      Realized Crude Oil Sales Price ($/bbl)(2)            36.07          34.61         35.34         35.26         35.26
      EBITDA(1) (3)                                       35,468         25,732        61,200         1,274         (165)
      EBITDA ($/bbl) (1) (4)                               13.72          10.40         12.10          0.82        (0.11)
      Cash Flow from Operations (5)                       19,369          9,048        28,417       (5,009)       (7,216)
      Cash Flow per Share - Basic ($/Share) (1)(6)          0.36           0.18          0.54        (0.10)        (0.14)
      Net (Loss) Earnings Attributable to
       Common Shareholders (7)                           (9,159)        (5,703)      (14,862)         1,276       (1,100)
      Net (Loss) Earnings Per Share - Basic ($/Share)     (0.17)         (0.11)        (0.28)          0.03        (0.02)
      Net Capital Expenditures                             7,261          5,458        12,719        25,321       137,489
      Total Assets (8)                                 1,466,001      1,457,418     1,466,001     1,440,645     1,440,645
      Long-term Liabilities                              778,363        914,846       778,363       841,264       841,264
      Weighted Average Shares Outstanding -
       Basic (Shares)                                 52,531,393     50,673,495    52,168,819    50,546,903    50,098,995
---------------------------------------------------------------------------------------------------------------------------

(1) PLEASE REFER TO THE DISCUSSION OF NON-GAAP FINANCIAL MEASURES IMMEDIATELY PRECEDING THE FINANCIAL STATEMENTS.
(2) THE REALIZED CRUDE OIL SALES PRICE IS THE REVENUE DERIVED FROM THE SALE OF WESTERN'S SHARE OF THE PROJECT'S SYNTHETIC CRUDE OIL, NET OF THE RISK MANAGEMENT ACTIVITIES, DIVIDED BY THE CORRESPONDING VOLUME. PLEASE REFER TO NET REVENUE TABLE IN THE REVENUE SECTION FOR THE CALCULATION.

(3) EARNINGS BEFORE INTEREST, TAXES, DEPRECIATION, DEPLETION, AMORTIZATION, STOCK BASED COMPENSATION, ACCRETION ON ASSET RETIREMENT OBLIGATION AND FOREIGN EXCHANGE AS CALCULATED IN THE TABLE IN THE EARNINGS SECTION.
(4) EBITDA ($/BBL) IS EBITDA DIVIDED BY TOTAL BITUMEN PRODUCTION FOR THE PERIOD. (5) CASH FLOW FROM OPERATIONS IS EXPRESSED BEFORE CHANGES IN NON-CASH WORKING CAPITAL. (6) CASH FLOW PER SHARE IS CALCULATED AS CASH FLOW FROM OPERATIONS DIVIDED BY WEIGHTED
     AVERAGE COMMON SHARES
     OUTSTANDING, BASIC.
(7)  WESTERN HAS NOT PAID CASH DIVIDENDS IN ANY OF THE ABOVE REFERENCED PERIODS.
(8) JUNE 30, 2003 TOTAL ASSETS AND LONG-TERM LIABILITIES HAVE BEEN RESTATED TO REFLECT THE ADOPTION OF ASSET RETIREMENT OBLIGATION.
(9) THE THREE MONTHS AND SIX MONTHS ENDED JUNE 30, 2003 PRESENTED ABOVE REPRESENT WESTERN'S OPERATIONS FROM JUNE 1, 2003, THE DATE COMMERCIAL OPERATIONS COMMENCED.

OPERATING RESULTS

Effective June 1, 2003, the Company commenced reporting operations on a commercial basis and, as a result, comparisons to prior year, pre-operating information are provided only where appropriate. Accordingly, as there is no meaningful comparable operating information for the three or six months ended June 30, 2004, operating comparisons have been provided for the three months ended June 30, 2004 to the first quarter of 2004, which management believes provides more meaningful information for shareholders and potential investors.

PRODUCTION

The AOSP made significant progress during the second quarter of 2004 with production volumes reaching a new high of 152,200 barrels per day in the month of June, representing 98 per cent of the design capacity. During the second quarter, production from the Project averaged approximately 142,000 barrels per day of bitumen, or 92 per cent of the design capacity. The Mine is designed to produce at an average rate of 155,000 barrels per day. This is derived from a design stream day or daily rate of 182,000 barrels per day with an expected on-stream factor or availability rate of approximately 85 per cent.

Planned and unplanned maintenance affected volumes for the second quarter of 2004, however our average production for the period increased 4.4% over the previous quarter. While these results are encouraging, additional operational challenges are not unexpected as the Project continues to progress towards sustained production design rates. Entering the third quarter, the Mine was achieving production rates well in excess of the design capacity rate of 155,000 barrels per day, although a failure of bolts supporting a suspended distributor ring internal to one of the settler tanks in the froth treatment plant caused a shutdown of one of the two trains for a two week period.

In the second quarter, environmental management systems for the Project's Muskeg River Mine were registered under ISO 14001, making the entire AOSP ISO 14001 compliant. It is the first oil sands project to become ISO 14001 registered.

REVENUE

---------------------------------------------------------------------------------------------------------------------
NET REVENUE                                                                 2004                            2003
---------------------------------------------------------------------------------------------------------------------
                                                                                        SIX MONTHS      THREE & SIX
                                                             THREE MONTHS ENDED,           ENDED,       MONTHS ENDED,
                                                        -------------------------------------------------------------
($ thousands, except as indicated)                         JUNE 30        MARCH 31        JUNE 30        JUNE 30(2)
---------------------------------------------------------------------------------------------------------------------
REVENUE
             Oil Sands (1)                                  117,057         112,713       229,770            19,688
             Marketing                                       25,232          19,522        44,754             5,242
             Transportation                                     492             322           814                --
                                                        -------------------------------------------------------------
             Total Revenue                                  142,781         132,557       275,338            24,930
                                                        =============================================================

PURCHASED FEEDSTOCKS AND TRANSPORTATION
             Oil Sands                                       23,926          29,701        53,627             3,599
             Marketing                                       25,088          19,478        44,566             5,176
             Transportation                                     492             694         1,186                --
                                                        -------------------------------------------------------------
             Total Purchased Feedstocks and
             Transportation                                  49,506          49,873        99,379             8,775
                                                        =============================================================

NET REVENUE
             Oil Sands (1)                                   93,131          83,012       176,143            16,089
             Marketing                                          144              44           188                66
             Transportation                                      --            (372)         (372)               --
                                                        -------------------------------------------------------------
             Total Net Revenue                               93,275          82,684       175,959            16,155
                                                        =============================================================
SYNTHETIC CRUDE SALES (BBLS/D)                               35,661          35,786        35,723            18,612
                                                        =============================================================
REALIZED CRUDE OIL SALES PRICE ($/BBL)                        36.07           34.61         35.34             35.26
                                                        =============================================================

(1) OIL SANDS REVENUE AND NET REVENUE ARE PRESENTED NET OF WESTERN'S RISK MANAGEMENT ACTIVITIES.
(2) THE THREE MONTHS AND SIX MONTHS ENDED JUNE 30, 2003 PRESENTED ABOVE REPRESENT WESTERN'S OPERATIONS FROM JUNE 1, 2003, THE DATE COMMERCIAL OPERATIONS COMMENCED.

Western recorded $142.8 million in crude oil sales revenue in the second quarter of 2004, including $117.1 million from our share of proprietary production, compared to $132.6 million in revenues, $112.7 million of which was from proprietary production in the first quarter of 2004. The increase in gross sales revenue is due to increases in both our oil sands revenue and our marketing of third party crude oil during the period. The increase in oil sands revenue during the quarter is the result of an increase in the Edmonton PAR price (the reference price for light sweet crude at Edmonton) partially offset by a wider heavy oil differential and the impact of our risk management activities.

The Edmonton PAR benchmark averaged $51.04 per barrel over the three-month period ended June 30, 2004, resulting in an average synthetic crude oil quality differential for Western of $6.57 per barrel. This compares to an average synthetic crude oil quality differential of $6.16 per barrel in the first quarter of 2004 based on an average Edmonton PAR price of $46.10 per barrel. The widening in the average synthetic crude oil quality differential during the quarter was the result of a widening in the heavy oil price differential in the market, which was partially offset by an improvement in the market light oil price differentials. Our price realizations continue to reflect a greater discount from Edmonton PAR than our long-term target of $1.75 to $2.75 per barrel due to wider than anticipated heavy oil price differentials and higher ratios of heavy synthetic product in the overall sales mix. However, our differentials are expected to continue to improve as our operations stabilize, our products become more established in the marketplace and further Upgrader optimization initiatives are undertaken.

Western initiated a risk management program in 2003 providing downside price protection on realized crude oil prices to ensure stable cash flows from the sale of our synthetic crude products, so that we could fund our debt service obligations and base capital program. The strengthening in the price of crude oil since this program was initiated resulted in Western not participating in Edmonton PAR increases to the extent of our hedged volumes. For the second quarter of 2004 this additional realized differential to Edmonton PAR was $8.40 per barrel ($27.3 million). This compares to $5.33 per barrel ($17.4 million) in the first quarter of 2004.

Western generated net revenue of $93.3 million in the second quarter of 2004, after considering the impact of purchased feedstocks and transportation costs downstream of Edmonton, compared to net revenue of $82.7 million in the first quarter of 2004. Feedstocks are crude products introduced at the Upgrader. Some are introduced into the hydrocracking/hydrotreating process and some are used as blendstock to create various qualities of synthetic crude oil products. The cost of these feedstocks is dependent upon world oil markets and the spread between heavy and light crude oil prices.

OPERATING COSTS
------------------------------------------------------------------------------------------------------------------------
                                                                                  2004                       2003
                                                          --------------------------------------------------------------
                                                                                          SIX MONTHS      THREE & SIX
                                                               THREE MONTHS ENDED,          ENDED,       MONTHS ENDED,
                                                          --------------------------------------------------------------
($ thousands, except as indicated)                           JUNE 30        MARCH 31        JUNE 30       JUNE 30 (2)
========================================================================================================================
OPERATING EXPENSES FOR BITUMEN SOLD
      Operating Expense - Income Statement                    52,828         51,825         104,653           12,881
      Operating Expense - Inventoried                         (1,694)          (939)         (2,633)          (1,275)
                                                          --------------------------------------------------------------
      Total Operating Expenses For Bitumen Sold               51,134         50,886         102,020           11,606
                                                          --------------------------------------------------------------

SALES (BARRELS PER DAY)
      Total Synthetic Crude Sales                             35,661         35,786          35,723           18,612
      Purchased Upgrader Blend Stocks                         (7,717)        (8,766)         (8,242)          (3,895)
                                                          --------------------------------------------------------------
      Synthetic Crude Sales Excluding Blend Stocks            27,944         27,020          27,481           14,717
                                                          ==============================================================
OPERATING EXPENSES PER PROCESSED BARREL ($/BBL)                20.11          20.69 (1)       20.40            26.29
                                                          ==============================================================

(1) RESTATED TO CONFORM WITH THE PRESENTATION ADOPTED FOR THE SECOND QUARTER OF 2004, PREVIOUSLY DISCLOSED AS $20.94 PER BARREL.
(2) THE THREE MONTHS AND SIX MONTHS ENDED JUNE 30, 2003 PRESENTED ABOVE REPRESENT WESTERN'S OPERATIONS FROM JUNE 1, 2003, THE DATE COMMERCIAL OPERATIONS COMMENCED.

The above table calculates operating expenses per processed barrel on the basis of the operating costs that are associated with the synthetic crude sales excluding purchased blend stocks for the relevant period. This calculation recognizes that, intrinsic in the Project's operations, bitumen production from the Mine receives an approximate 3 per cent uplift as a result of the hydrotreating/hydroconversion process, which is included in synthetic crude sales excluding blendstocks. This represents a change in methodology in calculating unit operating costs from that previously used in the first quarter of 2004.

Western's unit cash operating costs were $20.11 per barrel for the second quarter of 2004 compared to $20.69 for the first quarter of 2004 (restated to conform with the presentation adopted for the second quarter of 2004). Excluding the impact of natural gas these unit cash operating costs were $15.38 per barrel in the second quarter 2004 compared to $16.23 per barrel in the first quarter of 2004, a decrease of $0.85 per barrel. The majority of this $0.85 per barrel decrease was the result of increased bitumen production.

High natural gas prices, production volumes below design rates and incremental non-recurring costs associated with non-scheduled maintenance activities continue to impact these per unit cash operating costs which remain above the long-term target of $12.00 to $14.00 per barrel, based on natural gas prices at current levels. However, we believe that long-term target will be achieved through a combination of aggressive cost management, continuous growth of bitumen production volumes and steady, reliable plant production.

NET EARNINGS

During the second quarter of 2004, Western's net loss attributable to common shareholders was $9.2 million ($0.17 per share) compared to a net loss attributable to common shareholders of $5.7 million ($0.11 per share) in the first quarter of 2004. Net earnings attributable to common shareholders in the second quarter of 2003 were $1.2 million ($0.03 per share), which represented only one month of operational start-up. Western's net earnings/loss is heavily impacted by the effects of unrealized foreign exchange gains or losses on our US denominated debt. In the second quarter of 2004, there was an unrealized foreign exchange loss of $13.5 million (second quarter of 2003 - gain of $7.0 million) compared an unrealized loss of $8.1 million in the first quarter of 2004.

The following table provides the reconciliation between Net (Loss) Earnings Attributable to Common Shareholders, Cash Flow from Operations (before changes in non-cash working capital) and EBITDA:

RECONCILIATION:  NET (LOSS) EARNINGS TO EBITDA
-------------------------------------------------------------------------------------------------------------------------
                                                                2004                               2003
                                                    ---------------------------------------------------------------------
                                                                                                  THREE
                                                                                 SIX MONTHS       MONTHS      SIX MONTHS
                                                        THREE MONTHS ENDED,        ENDED,         ENDED,         ENDED,
                                                    ---------------------------------------------------------------------
($ thousands)                                          JUN 30         MAR 31       JUN 30       JUNE 30 (1)    JUNE 30 (1)
-------------------------------------------------------------------------------------------------------------------------
NET (LOSS) EARNINGS ATTRIBUTABLE TO
    COMMON SHAREHOLDERS                               $  (9,159)       $ (5,703)    $ (14,862)     $  1,276     $ (1,100)
Add (Deduct):
   Depreciation, Depletion and Amortization              11,771          10,561        22,332         3,311        3,367
   Accretion on Asset Retirement Obligation                 125             125           250            --           --
   Stock-based Compensation                                 392             152           544            76           92
   Foreign Exchange Loss (Gain)                          13,455           8,145        21,600        (6,975)      (6,975)
   Future Income Tax Expense (Recovery)                   2,785          (4,232)       (1,447)       (3,417)      (4,069)
   Charge for Convertible Notes                              --              --            --           720        1,469
---------------------------------------------------------------------------------------------------------------------------
CASH FLOW FROM OPERATIONS, BEFORE
    CHANGES IN NON-CASH WORKING CAPITAL                $ 19,369        $  9,048     $  28,417      $ (5,009)    $ (7,216)
Add (Deduct):
   Interest                                              16,074          15,848        31,922         5,533        5,533
   Realized Foreign Exchange Loss                            68              68           136           (18)         (18)
   Large Corporations Tax                                   (43)            768           725           768        1,536
---------------------------------------------------------------------------------------------------------------------------
EBITDA                                                 $ 35,468        $ 25,732     $  61,200      $  1,274     $   (165)
---------------------------------------------------------------------------------------------------------------------------

(1) THE THREE MONTHS AND SIX MONTHS ENDED JUNE 30, 2003 PRESENTED ABOVE REPRESENT WESTERN'S OPERATIONS FROM JUNE 1, 2003, THE DATE COMMERCIAL OPERATIONS COMMENCED.

EBITDA (Earnings before Interest Taxes Depreciation, Depletion and Amortization) was $35.5 million for the three-month period ended June 30, 2004 reflecting a 38 per cent increase over the $25.7 million recorded for the first quarter of 2004. Excluding the impact of Western's risk management activities EBITDA was $62.8 million for the second quarter of 2004, compared to $43.1 million for the first quarter of 2004, an increase of 46 per cent. Cash flow from operations for the second quarter 2004 was $19.4 million compared to $9.0 million for the first quarter of 2004. The improvement in EBITDA and cash flow are mainly the result of increases in bitumen production, some of which was inventoried in the second quarter, an increase in the average synthetic crude sales price and a reduction in the unit operating costs of the Project.

FINANCIAL POSITION

BANK DEBT

During the second quarter of 2004, Western applied proceeds from its equity offering to reduce its Revolving Credit Facility by $60 million, leaving a balance of $112 million outstanding at June 30, 2004. An amount of $95 million of bank debt has been reclassified from long-term to short-term due to the scheduled maturity of the $100 million Senior Credit Facility in April 2005. Western intends to re-finance this facility into the new $240 million Revolving Credit Facility thereby increasing this facility by $100 million to $340 million, either through the addition of other financial institutions or increasing the commitments of the current syndicate participants. However, under Canadian Generally Accepted Accounting Principles Western does not meet the requirements to continue to classify the Senior Credit Facility as long-term debt, and therefore has reclassified the outstanding balance of $95 million to current. Western expects this re-financing to be complete by the first quarter of 2005, at which time this amount will be re-classified to long-term debt.

CAPITAL EXPENDITURES

Western's capital expenditures totaled $19.2 million for the six-month period ending June 30, 2004, including $16.0 million for sustaining capital, $2.7 million for growth and new venture investments and $0.5 million for other corporate purposes. This total is down significantly from the $141.4 million of capital expenditures for the same period in 2003 when the Project was completing construction and performing repairs for the January 2003 fire at the Mine. Western anticipates spending a further $26.8 million on capital activities throughout the remainder of 2004.

INSURANCE CLAIMS

The Joint Venture achieved a satisfactory final settlement with insurers for recovery of costs resulting from the January 2003 fire and related freezing damage at the Mine site. However, certain insurers also involved in the Cost Overrun and Delay Insurance dispute with Western continue to withhold insurance proceeds payable to Western for these damages. These amounts being withheld are approximately equal to the amounts recovered. During the second quarter we received insurance proceeds totaling $1.8 million, bringing the total recovered to date under the insurance coverage provided in our Joint Venture construction policies to $16.1 million for our share. Proceeds received during the quarter were recorded as a reduction in the capital costs for the period.

Western and its Joint Venture partners have recently filed a joint arbitration notice with the insurers in respect of the $500 million delay in start-up claim related to the fire at the Muskeg River Mine on January 6, 2003. This arbitration notice has been filed in an attempt to expedite collection of insurance proceeds on this claim. In addition, arbitration proceedings have commenced for Western's limits claim on its $200 million Cost Overrun and Delay Insurance policy.

OTHER EVENTS

Mr. Guy Turcotte recently announced his intention to step down as President and Chief Executive Officer by the end of this year or early next year and move into the position of Chairman of the Board of Western. Mr. Turcotte commented: "Now that the ramp-up to full production of the AOSP is nearing completion, I feel comfortable in making this change. The past five years have been very exciting and challenging, and I expect that the next few years will be equally so as Western pursues its expansion plans. The Board of Directors has established a search committee to identify and evaluate potential candidates and to select a suitable person for the position of President and Chief Executive Officer, which is anticipated at the end of this year or early next year. Western has developed a strong management team that is executing our Corporate objectives, and I intend to remain involved by providing strategic direction to Western in my new role as non-executive Chairman of the Board. As Chairman of the Board, I will continue to office at Western, maintain a role in managing our relationships with our Joint Venture partners, Shell Canada Limited and Chevron Canada Limited, and advise the management team on strategic, operational and financial matters, including pursuing Western's resolution of its outstanding insurance claims."

OUTLOOK

Significant progress has been made over the first six months of this year to improve the reliability of production of bitumen from the Project. The Mine facilities are designed to produce at a rate of 182,000 barrels per day with an on-stream or availability factor of approximately 85 per cent to provide design throughput capacity of 155,000 barrels per day on an average calendar day basis. The Mine has produced at or above daily rates of 182,000 barrels per day and we are now focused on improving the availability rates of the facilities up to the 85 per cent design rate. The operational teams remain focused on achieving continuous improvements to production levels and the quality of the upgraded crude products from the Upgrader. With the previously announced unplanned outage in July unit operating costs will be higher than our previous guidance of $16.00 to $17.00 per barrel for 2004. However, we remain confident in ultimately achieving our long-term operating cost target of $12.00 to $14.00 per barrel, based on natural gas prices at current levels.

EXPANSIONS

Regarding future growth, technical work is progressing to debottleneck and expand the existing project. Identification of debottlnecking opportunities continued during the second quarter and related project execution work is expected to begin later this year. It is anticipated that this debottlenecking will increase the average calendar day throughput capacity from 155,000 barrels per day to 180,000 barrels per day by the end of 2006. Preliminary evaluation of additional trains at the Muskeg River Mine and Scotford Upgrader to expand bitumen production by 70,000 to 90,000 barrels per day is now essentially complete and front-end design work has begun. Approval for this expansion project is currently targeted for late 2006 with first production expected towards the end of the decade. In addition, the federal and provincial governments approved Phase 1 of the Jackpine Mine in the second quarter. This growth project includes a mining and extraction facility on the eastern portion of Lease 13 to produce approximately 200,000 barrels per day of bitumen on a calendar day basis. The timing of final investment decisions for these projects will depend on market conditions, project cost and sustainable development considerations.

On July 22 Shell announced the acquisition of Leases 9 and 17 in the Athabasca region from EnCana Corporation. Under the terms of our joint venture agreement with Shell, Western has the right to participate in any expansion of the Athabasca Oil Sands Project, which now includes Leases 9 and 17. The newly acquired leases are located about 20 kilometers northwest of the Muskeg River Mine and Shell's other oil sands leases. Shell estimates that Lease 9 contains approximately one billion barrels of recoverable bitumen (200 million barrels net to Western) and could support a mine producing up to 100,000 barrels per day (20,000 barrels per day net to Western). There is not enough data available on Lease 17 to determine if a mining project is feasible. Additional drilling will be necessary. The development of Leases 9 and 17 will depend on a number of factors, including further drilling and resource evaluation, project planning, market conditions, economic robustness, ability to meet the necessary sustainable development principles and the outcome of regulatory approval processes.

NON-GAAP FINANCIAL MEASURES

Western includes cash flow from operations per share and earnings before interest, taxes, depreciation, depletion and amortization, stock based compensation, accretion on asset retirement obligation and foreign exchange gains ("EBITDA") as investors may use this information to better analyze our operating performance. We also include certain per barrel information, such as realized crude oil sales price, to provide per unit numbers that can be compared against industry benchmarks, such as the Edmonton PAR benchmark. The additional information should not be considered in isolation or as a substitute for measures of operating performance prepared in accordance with Canadian Generally

Accepted Accounting Principles ("GAAP"). Non-GAAP financial measures do not have any standardized meaning prescribed by Canadian GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers. Management believes that, in addition to Net Earnings (Loss) per Share and Net Earnings
(Loss) Attributable to Common Shareholders (both Canadian GAAP measures), cash flow from operations per share and EBITDA provide a better basis for evaluating our operating performance, as they both exclude fluctuations on the US dollar denominated Senior Secured Notes and certain other non-cash items, such as depreciation, depletion and amortization, and future income tax recoveries. In addition, EBITDA provides a useful indicator of our ability to fund our financing costs and any future capital requirements.

WESTERN OIL SANDS INC.
CONSOLIDATED BALANCE SHEETS
                                                        AS AT             AS AT
                                                      JUNE 30,     December 31,
($ thousands)                                            2004              2003
--------------------------------------------------------------------------------
                                                   (UNAUDITED)
ASSETS
Current Assets
     Cash                                         $     2,525       $     3,770
     Accounts Receivable                               65,821            57,994
     Inventory                                         16,812             9,100
     Prepaid Expense                                    5,108             7,033
--------------------------------------------------------------------------------
                                                       90,266            77,897
--------------------------------------------------------------------------------

Capital Assets (note 2)                             1,347,268         1,353,317
Deferred Charges                                       19,639            20,903
Future Income Taxes (note 9)                            8,828             6,307
--------------------------------------------------------------------------------
                                                    1,375,735         1,380,527
--------------------------------------------------------------------------------
                                                  $ 1,466,001       $ 1,458,424
================================================================================

LIABILITIES
Current Liabilities
     Accounts Payable and Accrued Liabilities     $    69,078       $    65,949
     Current Portion Long-term Debt                    95,000                --
     Obligations Under Capital Lease                    1,340             1,340
--------------------------------------------------------------------------------
                                                      165,418            67,289
Long-term Liabilities
     Long-term Debt (note 3)                          715,180           860,580
     Obligations Under Capital Lease                   50,939            51,610
     Other (note 4)                                    12,244             9,720
--------------------------------------------------------------------------------
                                                      778,363           921,910
--------------------------------------------------------------------------------
                                                      943,781           989,199
--------------------------------------------------------------------------------

SHAREHOLDERS' EQUITY
Share Capital (note 5)                                543,980           476,667
Contributed Surplus                                       822               278
Deficit                                               (22,582)           (7,720)
--------------------------------------------------------------------------------
                                                      522,220           469,225
--------------------------------------------------------------------------------
                                                  $ 1,466,001       $ 1,458,424
================================================================================
Commitments and Contingencies (note 10)

See accompanying Notes to the Consolidated Financial Statements

WESTERN OIL SANDS INC.
CONSOLIDATED STATEMENTS OF OPERATIONS

                                                               THREE MONTHS ENDED               SIX MONTHS ENDED
                                                                    JUNE 30,                        JUNE 30,
(Unaudited - $ thousands, except per share amounts)           2004           2003            2004            2003
---------------------------------------------------------------------------------------------------------------------
REVENUES                                                 $   142,781     $    24,930    $   275,338     $    24,930
EXPENSES:
     Purchased Feedstocks and Transportation                  49,506           8,775         99,379           8,775
     Operating                                                52,828          12,881        104,653          12,881
     Royalties                                                   768             138          1,448             138
     General and Administrative                                1,808           1,620          3,795           3,059
     Insurance                                                 2,403             242          4,863             242
     Interest  (note 7)                                       16,074           5,533         31,922           5,533
     Stock-based Compensation (note 8)                           392              76            544              92
     Accretion on Asset Retirement Obligation                    125              --            250              --
     Depreciation, Depletion and Amortization                 11,771           3,311         22,332           3,367
     Foreign Exchange Loss (Gain)                             13,523          (6,993)        21,736          (6,993)
---------------------------------------------------------------------------------------------------------------------
                                                             149,198          25,583        290,922          27,094
---------------------------------------------------------------------------------------------------------------------
NET LOSS BEFORE INCOME TAXES                                  (6,417)           (653)       (15,584)         (2,164)
Income Tax Expense (Recovery) (note 9)                         2,742          (2,649)          (722)         (2,533)
=====================================================================================================================
NET (LOSS) EARNINGS                                           (9,159)          1,996        (14,862)            369

Charge for Convertible Notes (net of tax)                         --             720             --           1,469
---------------------------------------------------------------------------------------------------------------------
NET (LOSS) EARNINGS ATTRIBUTABLE TO
     COMMON SHAREHOLDERS                                      (9,159)          1,276        (14,862)         (1,100)
Deficit at Beginning of Period                               (13,423)        (25,099)        (7,720)        (22,723)
---------------------------------------------------------------------------------------------------------------------
DEFICIT AT END OF PERIOD                                 $   (22,582)    $   (23,823)   $   (22,582)    $   (23,823)
=====================================================================================================================

NET (LOSS) EARNINGS PER SHARE (NOTE 6):
    Basic                                                $    (0.17)     $      0.03    $    (0.28)     $    (0.02)
    Diluted                                              $    (0.17)     $      0.02    $    (0.28)     $    (0.02)
=====================================================================================================================

 See accompanying Notes to the Consolidated Financial Statements

WESTERN OIL SANDS INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                THREE MONTHS ENDED                SIX MONTHS ENDED
                                                                     JUNE 30,                         JUNE 30,
(Unaudited - $ thousands)                                     2004            2003              2004           2003
--------------------------------------------------------------------------------------------------------------------
CASH PROVIDED BY (USED IN):
OPERATING ACTIVITIES
   Net (Loss) Earnings                                    $  (9,159)      $   1,996       $ (14,862)      $     369
Non-cash Items:
   Depreciation, Depletion and Amortization                  11,771           3,311          22,332           3,367
   Accretion on Asset Retirement Obligation                     125              --             250              --
   Stock-based Compensation (note 8)                            392              76             544              92
   Unrealized Foreign Exchange
      Loss (Gain) (note 3)                                   13,455          (6,975)         21,600          (6,975)
   Future Income Tax Expense
     (Recovery) (note 9)                                      2,785          (3,417)         (1,447)         (4,069)
====================================================================================================================

CASH FROM OPERATIONS                                         19,369          (5,009)         28,417          (7,216)
(Increase) Decrease in Non-Cash Working
   Capital (note 12)                                        (23,865)         12,931          (5,950)         12,325
--------------------------------------------------------------------------------------------------------------------
                                                             (4,496)          7,922          22,467           5,109
--------------------------------------------------------------------------------------------------------------------

FINANCING ACTIVITIES
   Issue of Share Capital (note 5)                           68,504             413          69,104          51,210
   Share Issue Expenses                                      (2,865)             (4)         (2,865)         (2,191)
   Issue of Long-term Debt                                  (56,000)         75,000         (72,000)        106,000
   Deferred Charges                                             (22)           (273)            (26)           (353)
   Charge for Convertible Notes                                  --          (1,223)             --          (2,517)
   (Repayment) Issue of Obligations Under
      Capital Lease                                            (335)          1,044            (671)            (27)
--------------------------------------------------------------------------------------------------------------------
CASH GENERATED                                                9,282          74,957          (6,458)        152,122
--------------------------------------------------------------------------------------------------------------------

INVESTING ACTIVITIES
   Capital Expenditures                                      (9,089)        (29,281)        (19,150)       (141,449)
   Insurance Proceeds (note 10)                               1,828           3,960           6,431           3,960
   Decrease (Increase) in Non-Cash
    Working Capital (note 12)                                   342         (64,743)         (4,535)        (31,645)
--------------------------------------------------------------------------------------------------------------------
CASH INVESTED                                                (6,919)        (90,064)        (17,254)       (169,134)
--------------------------------------------------------------------------------------------------------------------
Decrease in Cash                                             (2,133)         (7,185)         (1,245)        (11,903)

Cash at Beginning of Period                                   4,658           9,710           3,770          14,428
--------------------------------------------------------------------------------------------------------------------
CASH AT END OF PERIOD                                     $   2,525       $   2,525       $   2,525       $   2,525
====================================================================================================================

See accompanying Notes to the Consolidated Financial Statements

WESTERN OIL SANDS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Tabular dollar amounts in thousands)

The interim consolidated financial statements include the accounts of Western Oil Sands Inc. and its subsidiaries (the "Corporation"), and are presented in accordance with Canadian Generally Accepted Accounting Principles. The interim consolidated financial statements have been prepared using the same accounting policies and methods of computation as the consolidated financial statements for the year ended December 31, 2003. The disclosures provided below are incremental to those included in the annual consolidated financial statements. The interim consolidated financial statements should be read in conjunction with the consolidated financial statements and the notes thereto in the Corporation's annual report for the year ended December 31, 2003.

Effective June 1, 2003 the Corporation commenced commercial operations and accordingly has only recorded revenues and expenses related to the Corporation's share of operations of the Oil Sands Project since that date.


    1.   CHANGE IN ACCOUNTING POLICY

    (a)  ASSET RETIREMENT OBLIGATION

         In the fourth quarter of 2003, the Corporation early-adopted the new Canadian accounting standard for asset retirement obligations effective for January 1, 2003. Under the new accounting policy, the Corporation recognizes asset retirement obligations in the period in which they are incurred if a reasonable estimate of fair value can be determined. The liability is measured at fair value and is adjusted to its present value in subsequent periods as accretion expense is recorded. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset and the asset is depreciated over the estimated useful life, which for the Oil Sands Project is the life of the associated proved and probable reserves. The adoption of this standard required that the comparative three and six-month periods ending June 30, 2003 be restated by $10,000 for additional depletion for the asset retirement obligation.

    (b)  STOCK-BASED COMPENSATION

         In the fourth quarter of 2003, the Corporation expensed stock options on a prospective basis effective January 1, 2003. Prospective adoption requires the fair value of compensation cost related to stock options granted in 2003 be expensed in the consolidated statement of operations over the vesting period, with a corresponding amount being recorded as contributed surplus on the consolidated balance sheet. The adoption of this standard required that the comparative three and six-month periods ending June 30, 2003 be restated by $76,000 and $92,000 respectively for stock-based compensation expense.

         During the first quarter of 2004, the Board of Directors approved a Performance Share Unit Plan, which is described in note 8. The Corporation, under CICA 3870 "Stock-based Compensation and Other Stock-based Payments", is required to recognize compensation expense, and contributed surplus, related to this plan in accordance with the fair value method. During the three and six-month periods ending June 30, 2004 the Corporation recognized $209,000 in compensation expense related to this plan.

    2.   CAPITAL ASSETS

                                                                                          Accum.            Net Book
June 30, 2004                                                         Cost                 DD&A*             Value
----------------------------------------------------------------------------------------------------------------------
(Unaudited)
Oil Sands Project                                                 $ 1,316,784         $   (39,024)        $ 1,277,760
Oil Sands Project Assets Under Capital Lease                           52,744              (1,625)             51,119
Other Assets                                                           19,308                (919)             18,389
----------------------------------------------------------------------------------------------------------------------
                                                                  $ 1,388,836         $   (41,568)        $ 1,347,268
======================================================================================================================


December 31, 2003
----------------------------------------------------------------------------------------------------------------------
Oil Sands Project                                                 $ 1,304,460         $   (18,954)        $ 1,285,506
Oil Sands Project Assets Under Capital Lease                           52,744                (795)             51,949
Other Assets                                                           16,639                (777)             15,862
----------------------------------------------------------------------------------------------------------------------
                                                                  $ 1,373,843         $   (20,526)        $ 1,353,317
======================================================================================================================
*  Accumulated Depreciation, Depletion and Amortization


    3.   LONG -TERM DEBT
                                                                  June 30, 2004       December 31, 2003
----------------------------------------------------------------------------------------------------------
                                                                   (Unaudited)
US$450 million Senior Secured Notes                               $    603,180         $     581,580
Senior Credit Facility                                                  95,000                91,000
Revolving Credit Facility                                              112,000               188,000
----------------------------------------------------------------------------------------------------------
                                                                       810,180               860,580
Less: Current Portion of Long-term Debt                                (95,000)                   --
----------------------------------------------------------------------------------------------------------
                                                                  $    715,180         $     860,580
==========================================================================================================

The $100 million Senior Credit Facility, which was used to fund the first year's debt service on the Senior Secured Notes and construction completion costs, matures and is repayable on April 23, 2005. The Corporation, anticipating the requirement to refinance this agreement, included a clause that would enable it to increase the $240 million Revolving Credit Facility by $100 million to complete this refinancing. This $100 million increase would be completed by the addition of other financial institutions or by increasing the commitments of the current syndicate, after receiving their consent. Under Canadian Generally Accepted Accounting Principles the Corporation does not meet all of the required criteria to classify the Senior Credit Facility as long-term, as such the amount has been reclassified to current.

The Corporation's US dollar denominated Senior Secured Notes (the "Notes") are translated into Canadian dollars at the period end exchange rate. The unrealized foreign exchange loss arising on the Notes was $21.6 million for the six months ended June 30, 2004. For the six month period ended June 30, 2003 an unrealized foreign exchange gain arising on the Notes was $101 million, of which $94 million was capitalized as part of the costs of the Oil Sands Project, representing the unrealized foreign exchange gain before commercial operations commenced on June 1, 2003.

    4.   OTHER LONG -TERM LIABILITIES
                                                       June 30, 2004         December 31, 2003
-------------------------------------------------------------------------------------------------
                                                        (Unaudited)
Operating Lease Guarantee Obligation                   $        4,857         $       2,583
Asset Retirement Obligation                                     7,387                 7,137
-------------------------------------------------------------------------------------------------
                                                       $       12,244         $       9,720
=================================================================================================


    5.   SHARE CAPITAL

ISSUED AND OUTSTANDING:
(Unaudited)                                               Number of Shares          Amount
---------------------------------------------------------------------------------------------------
COMMON SHARES
Balance at December 31, 2003                                  49,956,271      $     464,704
Issued on Exercise of Employee Stock Options                     106,100              1,104
Issued for Cash                                                2,000,000             68,000
Share Issue Costs, Net of Tax                                         --             (1,791)
---------------------------------------------------------------------------------------------------
BALANCE AT JUNE 30, 2004                                      52,062,371            532,017
===================================================================================================

CLASS D PREFERRED SHARES, SERIES A
Balance at December 31, 2003 and June 30, 2004                   666,667             11,963
---------------------------------------------------------------------------------------------------

TOTAL ISSUED SHARE CAPITAL AT JUNE 30, 2004                   52,729,038      $     543,980
                                                                            =======================

OUTSTANDING:
Class A Warrants                                                 494,224
Stock Options                                                  1,273,000
--------------------------------------------------------------------------
DILUTED SHARES AT JUNE 30, 2004                               54,496,262
==========================================================================

On April 8, 2004, the Corporation completed a public offering for the issuance of 2,000,000 Common Shares for total proceeds of $68.0 million, before consideration of the share issue costs of $2.9 million ($1.8 million net of tax). The offering was underwritten by a syndicate of Canadian underwriters and undertaken through the filing of a short form prospectus. Net proceeds from the issue will be used for general corporate purposes and for expansion opportunities. In addition, Western will consider the acquisition of additional oil sands leases in the Athabasca oil sands area. Western applied a portion of the net proceeds to temporarily reduce its indebtedness.

The Corporation has 494,224 Class A Warrants outstanding. Each Class A Warrant entitles the holder to purchase one Common Share at $2.50 per share until five years after start-up of the Oil Sands Project.

    6.   LOSS PER SHARE

The basic weighted average number of shares for the three and six-month periods ended June 30, 2004 are 52,531,393 and 52,168,819 (June 30, 2003 - 50,546,903
and 50,098,995 respectively). Due to a loss for the three and six-month period ended June 30, 2004 zero incremental shares are included for the diluted earnings per share weighted average number because the effect would be anti-dilutive. The diluted weighted average number of shares for the three and six-month periods ended June 30, 2003 were 51,462,216 and 50,996,305 respectively.


    7.   INTEREST EXPENSE

                                                             Three Months Ended              Six Months Ended
                                                                  June 30,                       June 30,
(Unaudited)                                                 2004            2003           2004             2003
------------------------------------------------------------------------------------------------------------------
Interest on Long-term Debt                           $    15,596     $    13,846    $    30,966      $    29,030
Capitalized Interest in Oil Sands Project                     --          (8,313)            --          (23,497)
------------------------------------------------------------------------------------------------------------------
Interest Expense, Net                                     15,596           5,533         30,966            5,533
Interest on Obligations Under Capital Lease                  478              --            956               --
------------------------------------------------------------------------------------------------------------------
                                                     $    16,074     $     5,533    $    31,922      $     5,533
==================================================================================================================

It is the Corporation's policy to capitalize carrying costs including interest expense for capital assets acquired, constructed or developed over time up until the point in time when the assets are substantially complete and after commercial production has begun. As the Corporation commenced reporting commercial operations on June 1, 2003, interest is no longer being capitalized. At June 1, 2003 a total of $87.1 million of net interest expense had been capitalized as part of the Oil Sands Project.

Cash interest paid for the six months ended June 30, 2004 was $31.2 million (June 30, 2003 - $30.8 million). Cash interest of $0.1 million was received for the six months ended June 30, 2004 (June 30, 2003 - $0.1 million).


    8.   STOCK-BASED COMPENSATION

In February 2004 the Board of Directors approved a Performance Share Unit Plan ("PSUP"). Awards under PSUP will be in the form of units ("Unit Awards"), with each unit entitling the holder to receive one Common Share of the Corporation for no additional consideration and subject to certain restrictions. Each Unit Award will vest at a rate of one third of the units awarded thereunder annually over a three-year period, conditional on the Corporation achieving an acceptable total shareholder return against a peer group. If total shareholder return at a particular vesting date is in the bottom 25 percent of the peer group, none of the units otherwise eligible to vest with respect to such Unit Award will vest. If total shareholder return at a particular vesting date is in the top 25 percent of the peer group, 150 percent of the units eligible to vest on such date will vest. If total shareholder return at a particular vesting date is in the middle 50 percent of the peer group, all of the units eligible to vest on such date will vest. During the three and six-month periods ended June 30, 2004 $209,000 has been recognized as compensation expense for the 38,679 Unit Awards granted, based upon the Corporation's top quartile performance relative to its peer group.

During 2003, the Corporation adopted CICA 3870 "Stock-based Compensation and Other Stock-based Payments" which results in the recognition of compensation expense for any options granted on or after January 1, 2003 under the fair value method. Accordingly, for the three and six-month periods ended June 30, 2004, $183,000 and $335,000 respectively have been recognized (June 30, 2003 - $76,000 and $92,000 respectively) in compensation expense by the Corporation in accordance with the options granted since that date. Under CICA 3870 no compensation expense is required to be recognized for stock options granted before January 1, 2003. Had compensation expense been determined based on the fair value method for awards made on or after January 1, 2002 but before January 1, 2003, the Corporation's net loss and net loss per share would have been adjusted to the proforma amounts indicated below:

                                                        Three months ended                 Six months ended
                                                             June 30,                          June 30,
-------------------------------------------------------------------------------------------------------------------
(Unaudited)                                            2004             2003            2004              2003
-------------------------------------------------------------------------------------------------------------------
Compensation Expense                                $    225         $    301        $    449         $    538
Net (Loss) Earnings Attributable to
   Common Shareholders - as Reported                  (9,047)           1,276         (14,750)          (1,100)
-------------------------------------------------------------------------------------------------------------------
Net (Loss) Earnings Attributable to
   Common Shareholders - Proforma                   $ (9,272)        $    975        $(15,199)        $ (1,638)
-------------------------------------------------------------------------------------------------------------------
Basic (Loss) Net Earnings per share:
     - as Reported                                  $  (0.17)        $   0.03        $  (0.28)        $  (0.02)
-------------------------------------------------------------------------------------------------------------------
     - Proforma                                     $  (0.18)        $   0.02        $  (0.29)        $  (0.03)
-------------------------------------------------------------------------------------------------------------------


    9.   INCOME TAX
                                                        Three months ended                 Six months ended
                                                             June 30,                          June 30,
-------------------------------------------------------------------------------------------------------------------
(Unaudited)                                            2004             2003            2004              2003
-------------------------------------------------------------------------------------------------------------------
Large Corporations Tax                            $       (43)     $    768         $    725         $   1,536
Future Income Tax                                       2,785        (3,417)          (1,447)           (4,069)
-------------------------------------------------------------------------------------------------------------------
Income Tax (Recovery) Expense                     $     2,742      $ (2,649)        $   (722)        $  (2,533)
-------------------------------------------------------------------------------------------------------------------


The future income tax asset (liability) consists of:
                                                               June 30, 2004          December 31, 2003
---------------------------------------------------------------------------------------------------------
                                                                (Unaudited)
Future Income Tax Assets:
   Net Losses Carried Forward                                $        56,212            $        49,682
   Share Issue Costs                                                   2,111                      1,723
Future Income Tax Liabilities:
   Capital Assets in Excess of Tax Values                            (45,959)                   (38,860)
   Unrealized Foreign Exchange Gain                                   (2,300)                    (6,209)
   Debt Issue Costs                                                   (1,236)                       (29)
---------------------------------------------------------------------------------------------------------
NET FUTURE INCOME TAX ASSET                                  $         8,828            $         6,307
=========================================================================================================

The following table reconciles income taxes calculated at the Canadian statutory rate of 38.87% (2003 - 41.12%) with actual income taxes:

                                                       Three months ended                  Six months ended
                                                            June 30,                           June 30,
-------------------------------------------------------------------------------------------------------------------
(Unaudited)                                           2004             2003              2004              2003
-------------------------------------------------------------------------------------------------------------------

Loss Before Income Taxes                          $     6,417      $       653      $    15,584       $     2,164
-------------------------------------------------------------------------------------------------------------------

Income Tax Recovery at
  Statutory Rate                                       (2,495)            (269)          (6,058)             (890)
Effect of Tax Rate Changes                               (152)            (555)            (693)             (555)
Non-taxable Portion of
  Foreign Exchange Loss (Gain)                          2,954           (1,642)           4,765            (1,642)
Impact of Resource Allowance                           (2,065)               -           (4,004)                -
Provision to Actual                                     4,764             (951)           4,764              (951)
Other                                                    (221)               -             (221)              (31)
Large Corporations Tax                                    (43)             768              725             1,536
-------------------------------------------------------------------------------------------------------------------
INCOME TAX EXPENSE (RECOVERY)                     $     2,742      $    (2,649)     $      (722)      $    (2,533)
===================================================================================================================

    10.  COMMITMENTS AND CONTINGENCIES

During the three months ended June 30, 2004 the Corporation received $1.8 million in respect of the insurance coverage provided in our Joint Venture construction policies for the fire that occurred in January 2003 at the Muskeg River Mine Extraction Plant. The Corporation has received a total of $16.1 million for these property damages as of June 30, 2004. No further amounts, other than those collected at June 30, 2004, have been recognized in these statements relating to this insurance policy or the Corporation's other insurance policies, nor will an amount be recognized until the proceeds are received.


    11.  FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The Corporation has entered into various commodity-pricing agreements designed to mitigate the exposure to the volatility of crude oil prices in US dollars. The agreements are summarized as follows at June 30, 2004:

-----------------------------------------------------------------------------------------------------------------
                                                                                             Unrealized Decrease
                     Notional Volume                                         Swap Price       to Future Revenue
   Instrument            (bbls/d)                  Hedge Period              (US$bb/)             (Cdn $'s)
-----------------------------------------------------------------------------------------------------------------
    WTI Swaps             20,000         July 1, 2004 to December 31, 2004    US$27.14          $   (53,381)
    WTI Swaps             16,000         January 1, 2005 to March 31, 2005    US$26.17              (20,168)
    WTI Swaps             7,000          April 1, 2005 to December 31, 2005   US$26.87              (21,053)
-----------------------------------------------------------------------------------------------------------------
                                                                                                $   (94,602)
=================================================================================================================

    12.  CHANGES IN NON-CASH WORKING CAPITAL

                                          Three Months ended June 30,        Six months ended June 30,
-----------------------------------------------------------------------------------------------------------
(Unaudited)                                   2004            2003              2004           2003
-----------------------------------------------------------------------------------------------------------
Source (Use):
Operating Activities
     Accounts Receivable                  $    (11,868)  $    (30,984)      $    (8,441)   $   (30,170)
     Inventory                                  (5,142)        (7,268)           (7,712)        (8,407)
     Prepaid Expense                             1,367             --             1,925             --
     Accounts Payable and Accrued
     Liabilities                                (8,222)        51,183             8,278         50,902
-----------------------------------------------------------------------------------------------------------
                                          $    (23,865)  $     12,931       $    (5,950)   $    12,325
-----------------------------------------------------------------------------------------------------------

Investing Activities
     Accounts Receivable                  $         --   $      2,575       $       614    $     1,313
     Accounts Payable and Accrued
     Liabilities                                   342        (67,318)           (5,149)       (32,958)
-----------------------------------------------------------------------------------------------------------
                                          $        342   $    (64,743)      $    (4,535)   $   (31,645)
===========================================================================================================


The Common Shares of Western are listed on the Toronto Stock Exchange under the symbol "WTO".

FOR FURTHER INFORMATION PLEASE CONTACT:

Guy J. Turcotte                                 David A. Dyck
President                                       Vice-President, Finance
and Chief Executive Officer                     and Chief Financial Officer
(403) 233-1700                                  (403) 233-1700

THIS INFORMATION INCLUDES "FORWARD LOOKING STATEMENTS" BASED UPON CURRENT EXPECTATIONS, ESTIMATES AND PROJECTIONS OF FUTURE PRODUCTION, PROJECT START-UPS AND FUTURE CAPITAL SPENDING, THAT INVOLVE A NUMBER OF RISKS AND UNCERTAINTIES WHICH COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE ANTICIPATED BY THE CORPORATION. THESE RISKS AND UNCERTAINTIES INCLUDE, BUT ARE NOT LIMITED TO, CHANGES IN; MARKET CONDITIONS, LAW OR GOVERNMENT POLICY, OPERATING CONDITIONS AND COSTS, PROJECT SCHEDULES, OPERATING PERFORMANCE, DEMAND FOR OIL, GAS AND RELATED PRODUCTS, PRICE AND EXCHANGE RATE FLUCTUATIONS, COMMERCIAL NEGOTIATIONS OR OTHER TECHNICAL AND ECONOMIC FACTORS.



                 NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES
                      OR DISSEMINATION IN THE UNITED STATES